UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

Vitaxel Group Limited
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92849Y206
(CUSIP Number)

Mark Crone, Esq.
The Crone Law Group, LLP
9665 Wilshire Boulevard, Suite 895, Beverly Hills, CA 90212
(818) 930-5686
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 22, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 92849Y107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Leong Yee Ming
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Malaysia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,343,621
	8	SHARED VOTING POWER --
	9	SOLE DISPOSITIVE POWER 39,343,621
	10	SHARED DISPOSITIVE POWER --
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,343,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.48% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Based on 54,087,903 shares of the Company’s common stock plus and aggregate of 75,000,000 deemed issued as of the date hereof.

Item 1. Security and Issuer

This statement relates to the common stock, $0.0001 par value, of Vitaxel Group Limited (the “Company”), a Nevada corporation. The address of the Company’s principal executive office is Wisma Ho Wah Genting, No 35, Jalan Maharajalela, 50150, Kuala Lumpur, Malaysia

Item 2. Identity and Background

(a)	This statement is filed by Leong Yee Ming

(b)	The business address of the Reporting Person is Wisma Ho Wah Genting, No. 35, Jalan Maharajalela, 50150, Kuala Lumpur, Malaysia

(c)	The Reporting Person’s principal occupation is Chief Executive Officer of the Company.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activates subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of Malaysia.

Item 3. Source and Amount of Funds or Other Considerations

On January 22, 2018 the Reporting Person was issued 37,000,000 shares of Common Stock of the Company pursuant to the terms of the Share Sale Agreement, effective December 15, 2017 with the Company, Lim Hui Sing and the Reporting Person and Vitaxel Sdn. Bhd., a wholly- owned subsidiary of the Company (the “Purchaser”), as amended. Pursuant to the terms of said agreement, the Reporting Person sold the Purchaser all his shares in Grande Legacy Inc., a British Virgin Islands company (“Grande Legacy”) in consideration for the issuance by the Company to the Reporting Person of 37,500,00 shares of the Company’s common stock.

Item 4. Purpose of Transaction

Other than the contemplated increase in authorized number of shares of common stock that the Company can issue, which is the subject of a preliminary proxy statement filed by the Company with the Securities and Exchange Commission on December 12, 2017, the Reporting Person does not have any other plans or proposals that would relate to or result in any of the matters set forth below

(a)     The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company:

(b)          An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries:

(c)          A sale or transfer of a material amount of assets of the Company or any of its subsidiaries:

(d)          Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board:

(e)          Any material change in the present capitalization or dividend policy of the Company:

(f)          Any other material change in the Company’s business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote id required by Section 13 of the Investment Company Act of 1940:

(g)         Changes in the Company’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person:

(h)         Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association:

(i)          A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended: or

(j)          Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	The aggregate number and percentage of class of securities identified pursuant to Item 1beneficially owned by the Reporting Person is 39,343,621 shares of common stock and 30.48% respectively.

(b)	The Reporting Person has the sole power to vote or to direct the cote and to dispose of or to direct the disposition of the 39,343,621 shares of common stock of the Company.

(c)	During the past 60 days, the Reporting Person affected no transitions in the common stock of the Company other than the issuance to the Reporting Person described in Item 3 above.

(d)	No person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the common stock beneficially owned by the Reporting Person.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the Share Sale Agreement described in Item 3 above, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Company, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Share Sale Agreement among Lim Hui Sing, Leong Yee Ming and Vitaxel Sdn. Bhd. and Vitaxel Group Limited (filed as Exhibit 10.13 to the Current Report on Form 8-K filed by the company on December 19, 2018)

Agreement among Lim Hui Sing, Leong Yee Ming and Vitazel Sdn. Bhd. and Vitaxel Group Limited (filed as Exhibit 10.13 to the Current Report on Form 8-K filed by the Company on January 22, 2018.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 2018
Dated

/s/ Leong Yee Ming

Leong Yee Ming